SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934

                          THREE RIVERS FINANCIAL CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    88562H107
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                                 (CUSIP Number)

                                                    with a copy to:
Jeffrey S. Halis                                    Eli S. Goldberg, Esq.
500 Park Avenue                                     Lowenstein Sandler PC
Fifth Floor                                         65 Livingston Avenue
New York, New York  10022                           Roseland, New Jersey  07068
(212) 378-0879                                      (973) 992-8700

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)   Names of Reporting  Persons  (S.S. or I.R.S.  Identification  Nos. of Above
     Persons): Jeffrey S. Halis
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2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):
           (a) Not
           (b) Applicable
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3)   SEC Use Only
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4)   Source of Funds (See Instructions): WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

          Not Applicable
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6)   Citizenship or Place of Organization: United States

      Number of                             7) Sole Voting Power:        62,300*
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      Shares Beneficially                   8) Shared Voting Power:           0
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      Owned by
      Each Reporting                        9) Sole Dispositive Power:   62,300*
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      Person With:                          10) Shared Dispositive Power:     0
                                            ------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  62,300*
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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions): Not Applicable
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13)  Percent of Class Represented by Amount in Row (11): 7.9%*
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14)  Type of Reporting Person (See Instructions): IA

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*    44,600 shares (5.7%) of Three Rivers Financial Corp. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 13,500 shares (1.7%) of Three Rivers Financial Corp. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 4,200 shares (0.5%) of Three Rivers Financial Corp. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.  Interest In Securities of the Issuer.

          Based upon the information set forth in Three Rivers Financial Corp.'s 10-K dated June 30, 1998, as of September 16, 1998 there were issued and outstanding 783,313 shares of common stock of Three Rivers Financial Corp. As of October 5, 1998, Tyndall Partners, L.P. owned 44,600 of such shares, or 5.7% of those outstanding, Tyndall Institutional Partners, L.P. owned 13,500 of such shares, or 1.7% of those outstanding and Madison Avenue Partners, L.P. owned 4,200 of such shares, or 0.5% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Three Rivers Financial Corp. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P. The following table details the transactions by Tyndall Partners, L.P. in shares of common stock of Three Rivers Financial Corp. during the sixty days preceding the date of event which requires filing of this statement (each of which were effected in ordinary brokers transactions):


                            A. Tyndall Partners, L.P.

         Date                       Quantity                              Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    August 25, 1998                     200                              $17.58
    September 23, 1998                  200                              $16.71
    September 24, 1998                  800                              $16.46
    October 5, 1998                  15,900                              $16.19


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                October 15, 1998


                                            /s/  Jeffrey  S.  Halis
                                                 Jeffrey  S.  Halis,
                                                 as  a  general  partner of Halo
                                                 Capital  Partners,  L.P.,   the
                                                 general  partner  of   each  of
                                                 Tyndall Partners, L.P., Tyndall
                                                 Institutional   Partners,  L.P.
                                                 and  Madison  Avenue  Partners,
                                                 L.P.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).